UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70898

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NEON MONEY, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

239 JASMINE ST
(No. and Street)

TAVERNIER	FL	33070
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HASNAIN NAVEED	212-668-8700	HNAVEED@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samantha Crystal Santiago-Paez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Neon Money, LLC _____, as of 3/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Signature: _____

Title: _____
CEO & CCO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEON MONEY, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of March 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

NEON MONEY, LLC
AS OF MARCH 31, 2025

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Neon Money, LLC

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Neon Money, LLC (the Company) as of March 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

We have served as the Company's auditor since 2024.

Sanville & Company, LLC
Dallas, Texas
April 29, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

NEON MONEY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2025

ASSETS:		
Cash	$	162,928
Other assets		792
TOTAL ASSETS	$	163,720
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	2,885
TOTAL LIABILITIES		2,885
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		160,835
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	163,720

See accompanying notes to financial statement

.

NEON MONEY, LLC
NOTES TO FINANCIAL STATEMENT
AS OF MARCH 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Neon Money, LLC (the "Company") was formed as a limited liability company in Delaware on January 31, 2022. The Company is wholly owned subsidiary of Neon Money Inc. (the "Parent"), which acquired it in January 2022. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized by FINRA to engage in transactions in listed and over-the counter corporate equities securities, and non-exchange member arranging for transactions in listed securities by exchange members. The Company did not conduct any securities business for the period ended March 31, 2025.

The Company operates under the provisions of Paragraph (k)(2)(ii) pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2025.

Going Concern
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its owner to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The owner is not contractually obligated to continue to provide support.

Revenue Recognition

Commissions
The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. These revenues are recognized at a point in time.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of March 31, 2024 and March 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

<u>Revenue Recognition (Continued)</u>

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2024 and as of March 31, 2025, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2025, there were no contract liabilities.

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Income Taxes</u>
The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on reversal, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2025, the Company had no material unrecognized tax and no uncertain tax positions.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter, Rule 15c3-1 also provides that equity capital March not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had net capital of $160,043 which was $155,043 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0180 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution which, at times, March exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2025, the amount in excess of insured limits was $0.

NOTE 5 – RELATED PARTY TRANSACTIONS:

<u>Due to Parent</u>
The Company has an expense sharing agreement in place with the Parent. The agreement permits the allocation of certain shared expenses to the Company. The balance due to the Parent as of March 31, 2025, was $0. The shared expenses consists of compensation and benefits.

The Parent's practice is to forgive all liabilities owed to it by the Company. For the year ended March 31, 2025, the Parent forgave such Company liabilities totaling $20,859, which was treated as Member's contributions in the financial statement.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ended March 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they March have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2025, or during the year then ended.

NOTE 8 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statement.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.